

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF STATUTORY TRUST REGISTRATION OF

"SPHINX OPPORTUNITY FUND", FILED IN THIS OFFICE ON THE TWENTY-

EIGHTH DAY OF FEBRUARY, A.D. 2024, AT 4:41 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

3183626 8100

SR# 20240768306

Authentication: 202918292

Date: 02-29-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE *of* TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

- **First:** The name of the trust is Sphinx Opportunity Fund

- **Second:** The name and address of the Registered Agent in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, New Castle County, Wilmington, DE 19808.

- **Third:** The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

- **Fourth:** (Insert any other information the trustees determine to include therein.)

By: /s/ Josh Curtis
Trustee(s)

Name: Josh Curtis
Typed or Printed

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:41 PM 02/28/2024
FILED 04:41 PM 02/28/2024
SR 20240768306 - File Number 3183626